Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL TRANSCRIPT

Thomson StreetEventsSM

MHS - Medco Health Solutions at Lehman Brothers Global Health Care

Conference

Event Date/Time: Mar. 30.2005 / 9:30 AM ET

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

CORPORATE PARTICIPANTS

Larry Marsh

Lehman Brothers

David Snow

Medco Health Solutions, Inc. - Chairman, President, CEO

David Stevens

Accredo Health, Inc. - Chairman and CEO

PRESENTATION

Larry Marsh - Lehman Brothers

OK, let’s go ahead and get started, for those of you joining us. The two days, I guess, it made it easy for me. Instead of introducing them separately, I guess I’ll introduce them together and in an exciting way. As all of you know, Medco announced that they’re acquiring Accredo, and I’m sure we’ll hear some more updates about that.

But delighted to introduce to you David Snow, CEO of Medco Health. As most of you know, Medco is the largest pharmacy benefit management company in the country and is doing a couple of very exciting things, one of which is coming together with Accredo. This avails into an opportunity in the cash growth market.

And then two, is really at the forefront of identifying opportunities around the prescription drug plan as you saw recently, relationship with Glaxo, which sounds like the first of many. So I think that’s an interesting approach to that marketplace as well. So here with us, David Snow and David Stevens and we’re also delighted to have JoAnn Reed with us, Susan Dewitt Cramer, just got married as well and Kenny Klepper, Chief Operating Officer with us, so we’re delighted to have the whole team at Medco, let me turn it over to Dave.

David Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

Thanks, Larry. Good morning, everybody. Before I begin, traditional forward looking statements disclosure. Clearly I’ll be making some forward looking statements and to the extent something I say turns out to not come to fruition, there’s risk in that and you should be aware of that and to the extent you’d like to know all the risks of our industry or our business I ask you to go look at our Form 10-K which is filed with the SEC and which goes into tremendous detail around those risks.

Medco has been publicly traded now since August of 2003 and when we went out in August, we basically described a strategy for investors that I just want to remind people of. We talked about a three staged strategic plan that started with foundational things that we needed to take care of if we wanted to become the undisputed PBM brand of choice.

So we needed our independence from Merck, which was fully accomplished, 100% spin out in August 2003. We developed a track record of strong financial performance which we have had since we went public. We need to reorganize the company around that client, the people who pay the bills.

Medco was known for outstanding member service, still is known for outstanding member service, but we were not organized around our clients, we reorganized the company effective first quarter 2004; driven tremendous results for us since that time. We needed to build a world class service and reliability organization which Kenny Klepper has done. We have very robust software staging now, very tight change in management and implementation process and reliability process which has led us as close as we can come, probably not, we could probably do even better, always looking for continuous quality improvement but we are very close to Deepec Three (ph) as a company now, which is not the case two years ago.

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

We needed to stabilize the legal environment, there was a black cloud hanging over Medco’s head over the Merck years because of the optics created by a PBM being owned by pharma and we’ve done a lot of work and that’s been cleaning up nicely. And finally we need to continue to hone our skills to continue to be the best PBM in the space around managing drug trends which we are very good and we can consistently beat the national drug trend averages year over year.

Two thousand four was a good year for us even though the first quarter was a rocky start. We did take the lead on the Medicare discount card which was effective June 1st, we have over a million enrollees in that program now. We were ranked number one in customer service for the fourth consecutive year by Wilson Rx. We are the first PBM to win the Earnest A. Codman Award for our efforts to reduce medication errors.

We also got a 100% perfect score from the Joint Commission on Accreditation of Healthcare Organizations in 2004, they audited all of our pharmacies and call centers and less than 5% of the customers surveyed by joint commission receive a perfect score, we did the first time out the box. We were ranked number five for our Medco.com website by a customer respect group and just most recently, February 2005, we were ranked number four in the healthcare company group by Fortune Magazine as one of America’s Most Admired Companies.

If you look at our financial performance in 2004, our top line net revenues is up 3%. This is despite several large losses that we announced in the first quarter, that was a rocky road. Mail order scripts grew 12% to nearly 88 million scripts from 78 million scripts a year before, net income grew 13% to $481.6 million. EBITDA was $1.2 billion, up 20%, EBITDA for adjusted script, $1.83, up 22%.

Diluted earnings per share, $2.14, up 21%, this is diluted EPS adjusted for intangible amortization. If you look at some of the drivers, some of the drivers you need to focus on, we’re going to focus really on three high level things that are really important to the company.

Generic utilization is really key to our profitability. We make three times more money with generics when we do on brand drugs. So as generic penetration improves or generic utilization improves, so do our financials. As you can see, we went, it’s the green line on the chart, 43.8%, generic penetration in 2003 up to 46.3%. In 2004, another big driver of our business is mail penetration, you can see we went from 34% in 2003 to 38.8% in 2004. These two metrics combined have driven our gross margin improvement from 4.4% to 4.9%.

When you talk about generics, 2006 is the biggest opportunity. People ask Medicare, specialty, your basic business, what’s the most exciting thing short term, short term is generics, 2006, $11 billion for the generic branded drugs go off patent, generic availability. That, one of the biggest there is Zocor, obviously we have a very large share of Zocor so very big profitability opportunity in 2006 tied to that.

Two thousand seven is a very exciting year as well with $9.6 billion in branded drugs going off patents. That’s a very real opportunity and something we’re very good at and it’s something people should understand for every $100 million of branded drug we move to generics. Our clients earn about $45 million, or save about $45 million, we earn another incremental $9 million in margin.

If you look at our mail order improvement, you can see that in 2003 we’re at 78 million scripts, 2004 we’re at 88 million scripts. The loss of FEP which was effective January 1 of this year, then you can see that our size in 2004 relative to our next two largest competitors combined was larger.

One of the big drivers in our mail penetration is the trend right now to move to mandatory mail programs. You can see we went from 2.2 million people in RRA programs in 2003. That moved to 5.2 million in 2004 and through first quarter 2005 it’s up to 6.4 million. This clearly drives our mail penetration and is becoming a trend, we’re bringing on a number of new accounts on a go forward basis that are also moving to this program.

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

Our reorganization, I mentioned earlier has done some nice things for us. First of all, it has helped us renew a record amount of new business in 2004, we renewed over $21 billion worth of business in under long term contracts. It’s the biggest Medco has ever renewed and we believe it’s the biggest the industry has ever renewed in a single year.

Right now our 2005 new client win means about $2.5 billion in drug spend in 2005 and our client satisfaction score is in the top two box scores improved by 20% year over year. So we’re clearly heading in the right direction and our clients receive, relative to innovation we very much are committed to participating in the Medicare program, right now we are one of the top cards of choice in the Medicare discount program. We have over a million members. People get an average of 14% discount off of brand and 56% off of their generic drugs when they use the card.

We did a customer satisfaction survey with these million members, not all of them but a scientifically valid sample size and the feedback was very strong, very high satisfaction. The card is easy to use, they can access retail anywhere they are in the country, the service is outstanding and the value of the discount is very meaningful. So people, despite the rhetoric, are saying that this discount card has been a large success.

2006 - By the way, in the discount card we expect over $500 million in drug spend to go through these cards. Now, just so everyone knows, we don’t book to our revenue line the drug spend on these discount cards. We only book it when they move from retail to mail and what happens typically in any discount card program, we have another one that we run for the uninsured, in the first year they come in heavy retail, over time they move to mail as they understand it and see the price differences.

So we are seeing movement from retail to mail in the discount card in 2005. We have filed with CMS to participate as a national PDP starting in 2006 when the big program goes into play. Just so everyone knows, I’m sure you all listened to Tim earlier today who talked about the program in detail but it’s a very tight timeframe. If there’s any risk around this program in my mind it is that the tight timeframes to build the software, to administer the program, to do the actuarial work, to do the contracting work with retail and pharma, it all has to be done so you can file a formal proposal in May.

You have to file your formulary in April. Actually, the proposal is due in June and then the award is expected in July and CMS your readiness in September and then basically enrollment starts in November for January 1 effective.

So a very tight timeframe and if I were to talk about risk points for anybody right now, it is some tight timeframes here to deliver on an awful lot of things. We expect to participate - let me tell you why we are participating, because some people don’t fully understand it. We - our focus is on our clients. Our clients include employers, they include health plans, they include state governments and our clients need solutions. So we’re viewing Medicare as a business to business opportunity so we are creating product that our health plan customers can use as well as prospects can use. We’re also creating product for our employers to use.

The health plan needs are very different from employer needs. We are building for both and we expect to be the intel inside for health plans, both for their Medicare Advantage program as well as their newly-filed PDP. In certain cases we may share some risk with them or they may use our national PDP chassis, so all of those opportunities on the health plan side. I expect most of the health plan business will come in where we’re simply doing what we do today. We’re administering on behalf of them at the intel inside, making the same kind of margins we do in our core business.

In those circumstances where we do have some insurance risk we expect to have a risk premium that we get so we expect better margins, but I don’t expect that to be a big part of the business. On the employer side I think they’re the ones most likely to use the national PDP vehicle we are creating and I think most of their decisions will not happen in 2006. I think they’ll make their decisions in 2007.

In 2006 most of the big employers are focused on getting their 28% subsidy, and they want to understand the program and let some of the dust settle before they make a big move for their employees. That’s pretty much what people are saying right now.

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

We recently announced that we finalized a Medicare relationship with GlaxoSmithKline. I want to make sure everyone understands this is not a unique one-off. It’s just the first of many. We have an innovative contracting approach with pharma that we’re working on where in fact it’s a therapeutic category level, we’re going to underwrite drug spend and they’re going to share responsibility for the risks associated with all the utilization and a lot of details behind that. We’re not going to have time to talk about it here but we’re going to have a broad formulary, we expect to have 20 or more, maybe 25 manufacturers under this kind of agreement. The Glaxo announcement was first of many and it’s not unique, it’s not a one-off.

On the specialty pharmacy side, as you all know we made a very big commitment to grow our specialty business. In February 2003, just before I came on board with Medco, we had about 200,000 people eligible to use our specialty pharmacy business. We have grown it organically to 29.3 million people and right now we’re continuing to sell through very strongly, most of the RFPs coming in-house include a section to bid on specialty pharmacy. I think the space will continue to aggregate under PBMs so that there’s one-stop shopping and end to end continuity to cut across the drug sector. That’s what people are looking for, that’s what we’re building to deliver.

We manage over 125 different drugs in our specialty program, 14 of which we buy through Accredo. We announced an alliance about a year ago with Accredo because there are some specific drugs that are high cost, very difficult to deliver, had exclusive contracts with pharma, all of which were barriers to entry around those drugs so we created an alliance with what we believe the best in class in the specialty space, Accredo, and found that the relationship worked extremely well. We went through a lot of the heavy lifting to integrate so we could operate seamlessly for clients and it became increasingly apparent that our companies could leverage additional value for the customers if we came together. So recently we announced our intention to acquire Accredo. The per share consideration will be $22 cash, 0.49107 shares of Medco stock.

The transaction value is about $2.2 billion in equity value, $2.4 billion in enterprise value. The structure is tax free reorganization excluding the cash component. There are two closing conditions, one is the regulatory approval from the SEC and others if needed and then the Accredo stockholder approval. Timing that we’re hopeful for is mid 2005 for the consummation of this transaction.

The big strategic reason why this makes sense to us is the combination of Medco and Accredo will make us the single biggest company in the specialty pharmacy space. Together, we’ll manage about $4.2 billion in specialty drug spend.

With that, I’d like to introduce the chairman and CEO of Accredo, David Stevens to talk in a little more detail about what his company does and how it fits in to the Medco constellation. David?

David Stevens - Accredo Health, Inc. - Chairman and CEO

Thank you Dave, and good morning. First of all, for those of you that are not familiar with Accredo Health, let me give you a real quick overview. Accredo was started in 1990 to really focus on providing specialty pharmacy services to the biotech manufacturer for a narrow niche of drugs that have some unusual characteristics.

Now we’re licensed as a retail pharmacy but we ship virtually everything overnight, usually to the patients’ home so we can train these patients to reconstitute these products into inject or infuse typically without nursing (ph) as far as that process. Now we’re very much a niche specialty pharmacy, currently selling 21 products, about to launch our 22nd within the next week to ten days and as far as that process we are looking for products that are typically injectable, products are typically very expensive and of our 21 products we receive $80-100,000 per patient per year.

Most of these products offer chronic, long term therapies where the patient has a potentially fatal condition but if they take their medication on a prescribed basis can live a normal life expectancy. So we have opportunity to serve patients 30 to 40 years as far as that process. Most of these products require refrigeration as far as the distribution and more importantly as far as that

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

process, the patient actually has to mix stuff, that medication, because of the issue of not being able to pack it or sterilize it as far the mixing process and the patient usually has to consume the product within an hour of reconstitution.

Now as far as that process, we have three very distinct service models and we place products depending on the service requirements of that disease and that therapy. First of all, Nova Factor which is a very centralized distribution market. Patients are managed from a centralized pharmacy and usually are simply managed by a pharmacist. Second model is the hemophilia company where we have both a centralized distribution model, but also have a regional pharmacy and have nurses to help that patient population learn how to reconstitute this product and actually give an IV push in the home without nursing as far as that process.

And then thirdly, and maybe the most exciting piece of it is our Accredo Therapeutics model where we have 36 decentralized branch pharmacies because of the types of products and patients we’re supporting in a very close regional area to those pharmacies and in these pharmacies we have products like Flolan where patients are being administered a 24 hour seven day a week product and once that central line is put in place, that patient typically can’t life without the product for more than an hour and if you look at the current pipeline of new biotech drugs, you’ll see a substantial number of IV infused products, which obviously position us well to continue to get those products and support that manufacturer. These 36 branch pharmacies allow us to do that. It also allows us to take care of any Medicaid patient population since 27 of the states requiring in-state pharmacy as far as that process. The Medco Accredo deal is complimentary from the standpoint of acquisitions and we have very different types of strengths that we believe we can bring to both - the best of both worlds.

Also Medco, as Dave mentioned, selling over 125 products has best of class in automations from a dispensing standpoint. Clearly has very strong relationships with payers, employers and the patient population. They’ve been able to develop solutions for their clients whether that’s a payer or employer and clearly has scale as far as that process. Create a very different model from the standpoint very limited and focus access on 21 almost 22 products. Have a lot of reimbursement expertise on these most expensive products in the marketplace especially since most of them are reimbursed to the major medical side of the insurance world. Have very strong relationships with physicians where we have sales forces in the field. Have long term relationships in these biotech manufacturers going back to 1985 and again a very niche focus as part of that process.

And then lastly, as Dave mentioned, I think one of the important aspects for Accredo as been our strategy of focusing on those products that have restricted access. Meaning that typically the ones here are three pharmacies that have access to the products and as we put these two specialty pharmacies together we’ll clearly be able to provide more solutions to the markets and even elsewhere in the marketplace and with that Dave I’ll turn it back to you.

David Snow - Medco Health Solutions, Inc. - Chairman, President, CEO

So just again why this makes so much sense for us. There is a significant top line growth opportunity in the biotech space. If you look at where most of the innovation in pharma is coming from right now its in the injectable biotech space. Its a higher margin business in our core business so it’s a place where our clients need solutions and that creates a real revenue opportunity for combined entity.

If you look at our specialty business, bringing Accredo on allows us give greater service, more - a bigger line of disease management services to our clients. The types of diseases David talked about. We expect the transactions to be accretive in 2006 excluding the one time merger related expenses and we believe that they are in the neighborhood of $40 million in annual pretax synergies most coming to operational leverage and cross-selling opportunities and I did want to remind you that you feel pretty comfortable about this number having warped and integrated quite a few things with Accredo already (inaudible) alliance agreement.

Just some selected financial information. Net revenue for Medco $35.4 billion. Accredo’s $1.7 billion. EBITDA $1.2 billion for Medco, $154.6 million for Accredo. Net income $481.6 million for Medco, $76.1 million for Accredo.

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FINAL TRANSCRIPT

Mar. 30. 2005 / 9:30 AM, MHS - Medco Health Solutions at Lehman Brothers Global Health Care Conference

If you’re looking at Medco as an opportunity to invest what should you consider? We are one of the largest in the space. I’ll talk a little differently in the way this slide is organized but I would say that short term, immediate big opportunity - (inaudible) going up patent generic availability. Very big opportunity for Medco.

Number two. Mid-term Medicare. 2006 were a building year should really start becoming a new line of business and positive revenue streams later 2006 into 2007 if this program gets off the ground.

Long term specialties. Specialties where the drug innovation is occurring today it’s where the big expensive dollars are going to be developed in the future as to the old cork, pills and capsules and look more and more to generics. The new very expensive brands are coming to biotech and probably five years from now you’re going to see Genomics (ph) start playing a role in that same space. So specialty is the big investment for the future and I can say that—you know fair in terms of exciting reasons for future market growth.

We do have great financial strength and a strong track record in terms of performance, and for all of those reasons I think Medco is something that’s worth considering. And with that, we are done and I think we have a breakout room. Do we Larry? The Venus Room on the third floor. Okay thank you.

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Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This document includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted our press release, including certain supplemental information, on the Investor Relation’s section of www.medco.com.

Use of Non-GAAP Measures

Medco calculates and uses EBITDA and EBITDA per adjusted prescription as indicators of its ability to generate cash from reported operating results. These measurements are used in concert with net income, and cash flows from operations, which measures actual cash generated in the period. In addition, the company believes that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of the company’s reported net income are significant components of the statements of income, and must be considered in performing a comprehensive assessment of overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Medco’s calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

Medco uses earnings per share excluding amortization expense as a supplemental measure of operating performance. The amortization is associated with intangible assets that substantially arose in connection with the acquisition of Medco by Merck & Co., Inc. in 1993 that were pushed down to Medco’s balance sheet. The company believes that earnings per share excluding amortization of intangibles is a useful measure because of the significance of this non-cash item and to enhance comparability with its peers.

Additional Information and Where to Find It

In connection with the proposed transaction, Medco filed a registration statement, including a proxy statement of Accredo Health, Incorporated, with the Securities and Exchange Commission (SEC) on March 24, 2005. Investors are urged to read the registration statement because it contains important information. Investors are able to obtain free copies of the registration statement, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parsons Pond Drive, Fl-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings maybe accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2004 annual meeting of stockholders, dated March 19, 2004, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the registration statement and the other relevant documents filed with the SEC.